Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine‑Month and Three‑Month Periods Ended September 30, 2018

November 13, 2018

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at September 30, 2018 and for the nine-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2017, which were published on March 29, 2018 (Reference No.: 2018-01-026919), (hereinafter – “the Consolidated Reports”). The information included in the Consolidated Reports is included herein by reference.

It is noted that, as of September 30, 2018, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as at September 30, 2018 (hereinafter – “the Interim Statements”). In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs).

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

Kenon Holdings Inc. (hereinafter – “Kenon”) is the Company’s controlling shareholder for the purposes of the Securities Law and the Companies Law, 1999. Kenon is a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity in Israel, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment and its areas of activity

The Company operates in a single segment – generation and supply of electricity. In this framework, the Company is engaged in initiation, development, construction and operation of power plants and generation and supply of electricity to private customers and IEC. In its electricity generation and supply activities, the Company concentrates on generation of electricity using conventional and cogeneration technologies. The Company owns (through subsidiaries that it controls) two power plants: the Rotem power plant, which utilizes conventional generation technology, and the Hadera Power Plant, which is currently under construction and is designated to use cogeneration technology.

The Rotem power plant is owned by OPC Rotem Ltd. (hereinafter – “Rotem”), in which the Company holds 80% of the shares. The remaining shares of Rotem are held by a single shareholder.

The Hadera Power Plant, which is currently under construction, is owned by OPC Hadera Ltd. (hereinafter – “Hadera”). Hadera also owns the energy center that, as at the date of the report, supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”). As at September 30, 2018, the investments in the Hadera power plant and infrastructures amounted to about NIS 760 million.

On February 26, 2018, the Company’s Board of Directors approved completion of the Zomet transaction and to acquire 95% of the issued and paid‑up share capital of Zomet Energy Ltd. (hereinafter – “Zomet”), which is advancing a project for construction of a power plant using open‑cycle conventional technology. The above‑mentioned transaction was completed on March 7, 2018, and commencing from that date the Company holds 95% of Zomet’s issued and paid‑up share capital (for details regarding the Zomet Transaction, see the Company's Immediate Report dated February 27, 2018 (Reference No.: 2018-01-015789), which are included herein by means of reference, and Note 5 to the Interim Reports).

In addition, pursuant to a resolution of the Government of Israel dated April 2, 2017, the Company has been advancing, through the National Infrastructures Committee, plans for construction of an additional power plant running on natural gas located adjacent to the Company’s Rotem site.

The Company is also engaged in initiation of projects for generation of electricity using photovoltaic technology and distributed energy.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2018 (in thousands of NIS)

Category	9/30/2018	12/31/2017	Analysis

Current Assets

Cash and cash equivalents	467,543	508,181
Most of the decrease stems from current debt payments, in the amount of about NIS 154 million, a deposit in short‑term deposits, in the amount of about NIS 100 million, additional investments in construction of the Hadera power plant, in the amount of about NIS 40 million, distribution of a dividend to the holders of non‑controlling interests, in the amount of about NIS 29 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 21 million, acquisition of Zomet, in the amount of about NIS 8 million, and additional investments in the Zomet project, in the amount of about NIS 6 million.

This decrease was partly offset by an increase in the cash balances deriving from the Company’s current operating activities, in the amount of about NIS 310 million, and net withdrawals from restricted cash, in the amount of about NIS 8 million.

For further information – see the Company’s condensed consolidated statements of cash flows as at September 30, 2018, included in the Interim Reports.

Short-term deposits and restricted cash	100,923	752	Most of the increase derives from a deposit in short‑term deposits, in the amount of about NIS 100 million.

Trade receivables	154,589	152,751
Most of the increase stems from a collection subsequent to the date of the report, and accountings relating to prior periods, in the amount of about NIS 23 million, and sale of gas during September 2018, in the amount of about NIS 12 million.

This increase was partly offset by the impact of the seasonal factor on the sales, in the amount of about NIS 34 million.

Receivables and debit balances, including derivative financial instruments	36,635	44,309
Most of the decrease stems from a decline in the balance of Value Added Tax (VAT), in the amount of about NIS 20 million and a decline in derivative financial instruments due to forward transactions that were closed during the period, in the amount of about NIS 3 million.

On the other hand, the decrease was mostly offset by an increase in the balances receivable from Israel Electric Company, in the amount of about NIS 11 million, an increase in the prepaid expenses, in the amount of about NIS 2 million, and an increase in the advances to suppliers, in the amount of about NIS 2 million.

Total current assets	759,690	705,993

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2018 (in thousands of NIS) (Cont.)

Category	9/30/2018	12/31/2017	Analysis

Non-Current Assets

Long-term deposits and restricted cash	260,781	264,564
Most of the decrease stems from a decrease in the pledged deposits securing bank guarantees of the Company, in the amount of about NIS 36 million, and a decrease in the debt service reserve in Rotem in accordance with Rotem’s financing agreement, in the amount of about NIS 6 million.

This decrease was partly offset by additional deposits, in the amount of about NIS 25 million, in the debt service fund for the debentures (Series A), additional deposits in respect of guarantees of Rotem, in the amount of about NIS 9 million, and an increase of the restricted cash in Rotem, in the amount of about NIS 4 million, mainly as a result of changes in the exchange rate of the dollar.

Long-term loans and prepaid expenses	117,846	100,356
Most of the increase is due to construction of infrastructures in Hadera in the amount of NIS 24 million, which are classified as long‑term prepaid expenses.

On the other hand, the balance as at December 31, 2017 included an intercompany amount in connection with Zomet that was offset due to the initial consolidation of Zomet in March 2018. In addition, the balance as at September 30, 2018 is after current amortization of deferred expenses in Rotem, in the amount of NIS 3 million.

Deferred tax assets, net	1,968	751

Property, plant and equipment	2,318,849	2,184,405
Most of the increase stems from an investment in the construction of the Hadera Power Plant, in the amount of NIS 145 million, the first‑time consolidation of Zomet, in the amount of about NIS 26 million, additions to the property, plant and equipment in Rotem and Zomet, in the amounts of about NIS 23 million and about NIS 13 million, respectively. An additional increase stemmed from investment in leasehold improvements due to a move to new offices in the amount of NIS 8 million.

The increase was partly offset by depreciation on the property, plant and equipment in Rotem and Hadera (the energy center), in the aggregate amount of about NIS 79 million.

Intangible assets	5,651	5,689

Total non-current assets	2,705,095	2,555,765

Total assets	3,464,785	3,261,758

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2018 (in thousands of NIS) (Cont.)

Category	9/30/2018	12/31/2017	Analysis

Current Liabilities

Current maturities of loans from banks and others	84,311	104,978
Most of the decrease stems from repayment of the senior debt in Rotem, in the amount of about NIS 60 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 11 million. This decrease was offset mainly by update of the current maturities of Rotem in accordance with the repayment schedule, in the amount of about NIS 42 million, and update of the current maturities of the debentures (Series A), in the amount of about NIS 7 million, also in accordance with the repayment schedule.

Trade payables	232,487	202,705
Most of the increase derives from an increase in the balance of the Rotem maintenance contractor, in the amount of about NIS 9 million, amounts payable to the Zomet construction contractor, in the amount of about NIS 8 million, suppliers relating to the construction in Hadera, in the amount of about NIS 7 million, and an increase the price of gas due to devaluation of the shekel against the dollar, in the amount of about NIS 6 million.

Payables and other credit balances, including derivative financial instruments	34,447	35,343
Most of the decrease derives from a decline in the interest payable, in the amount of about NIS 6 million, a decrease in the liabilities to employees in respect of salaries and other payables, in the amount of about NIS 2 million, and a decline in the fair value of the derivative financial instruments, in the amount of about NIS 1 million.

The decrease was partly offset by an increase in the accrued expenses, in the amount of about NIS 5 million, and an increase in the VAT payable, in the amount of about NIS 3 million.

Current taxes payable	4,206	1,640	Most of the increase is attributable to the income in the period of the report from the Hadera energy center.

Total current liabilities	355,451	344,666

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2018 (in thousands of NIS) (Cont.)

Category	9/30/2018	12/31/2017	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,836,538	1,744,739
Most of the increase stems from granting loans as part of the senior debt of Hadera, in the amount of about NIS 102 million, interest and CPI linkage differences in respect of the balances of the senior debt of Hadera that were accrued to the principal, in the amount of about NIS 19 million, and linkage of the senior debt of Rotem, in the amount of about NIS 14 million.

On the other hand, this increase was offset due to an increase of the current maturities of Rotem, in the amount of about NIS 42 million.

Debentures	286,872	293,954	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 7 million.

Capital notes to related parties	1,138	1,803

Employee benefits	280	280

Deferred taxes, net	227,329	191,777	Most of the increase stems from update of the deferred taxes as a result of the income for the period.

Total non-current liabilities	2,352,157	2,232,553

Total liabilities	2,707,608	2,577,219

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2018 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2018 (in thousands of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2018	9/30/2017	Analysis

Sales	992,677	996,035	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	669,335	726,129	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	81,738	85,767	The higher depreciation expenses in the first nine months of 2017 stems mainly from advancing the planned maintenance in 2017 (for additional details – see Note 27(D)(3) to the Consolidated Reports).

Gross profit	241,604	184,139

Administrative and general expenses	37,264	27,346
Most of the increase derives from the increase in the expenses for professional services and legal fees, in the amount of about NIS 7 million, an increase in the salaries and wages, in the amount of about NIS 1 million, and an increase in office maintenance costs, in the amount of about NIS 1 million.

Other income (expenses), net	3,044	(7)	In 2018, the income derives mainly from an update of Hadera’s estimates in connection with the derivative with respect to sale of the gas.

Operating income	207,384	156,786

Financing expenses, net	73,102	94,353
Most of the decrease in the net financing expenses stems from an early repayment fee in respect of repayment of the interim loan, in the amount of about NIS 23 million in 2017, the impact of changes in the exchange rate of the dollar, in the amount of about NIS 10 million, a decline in the interest payments, in the amount of about NIS 3 million, as a result of repayments of Rotem’s senior debt and interest in connection with capital notes repaid during 2017, in the amount of about NIS 2 million. The decrease was partly offset by changes in the CPI, in the amount of about NIS 12 million, in respect of Rotem’s senior debt and interest payments in respect of the debentures (Series A), in the amount of about NIS 5 million.

Income before taxes on income	134,282	62,433

Taxes on income	36,141	23,654	Most of the increase derives from the higher income in the first nine months of 2018, which was partly offset by the impact of the reduction in the Companies Tax rate in 2018 compared with 2017.

Income for the period	98,141	38,779

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2018 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2018	9/30/2017	Analysis

Sales	341,876	347,727	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	223,082	246,946	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	28,788	26,926	The higher depreciation expenses in the third quarter of 2018 stems mainly from a change in the estimate of the date for concluding depreciation and amortization of some of the Company’s assets.

Gross profit	90,006	73,855

Administrative and general expenses	13,185	11,593
Most of the increase derives from the increase in the expenses for professional services and legal fees, in the amount of about NIS 1 million, along with contributions and social responsibility expenses during the third quarter of 2018, in the amount of about NIS 1 million.

Other income (expenses), net	962	(396)	In 2018, the income derives mainly from an update of Hadera’s estimates in connection with the derivative with respect to sale of the gas.

Operating income	77,783	61,866

Financing expenses, net	24,985	14,321
Most of the increase stems from the changes in the Consumer Price Index (CPI), in the amount of about NIS 9 million, in respect of Rotem’s senior debt, and the impact of changes in the exchange rate of the dollar, in the amount of about NIS 3 million. The increase was partly offset by interest in respect of capital notes paid during 2017, in the amount of about NIS 1 million, and interest payments, in the amount of about NIS 1 million, as a result of repayments of Rotem’s senior debt.

Income before taxes on income	52,798	47,545

Taxes on income	13,574	13,142	Most of the increase derives from the higher income in 2018, which was partly offset by the impact of the reduction in the Companies Tax rate in 2018 compared with 2017.

Income for the period	39,224	34,403

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income, depreciation, capital expenditures and other accompanying expenses.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Sales	992,677	996,035	341,876	347,727
Cost of sales (less depreciation and amortization)	(669,335)	(726,129)	(223,082)	(246,946)
Administrative and general expenses (less
depreciation and amortization)	(36,482)	(27,146)	(12,895)	(11,523)
Other income (expenses)	3,044	(7)	962	(396)
EBITDA	289,904	242,753	106,861	88,862

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem power plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Sales to private customers	2,915	2,907	942	975
Sales to the System Administrator	70	73	23	11
Total sales	2,985	2,980	965	986

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Generation of electricity	2,808	2,692	878	902
Purchase of electricity from the System
Administrator	177	288	87	84
Total sales	2,985	2,980	965	986

	For the Nine Months Ended September 30
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	98%	2,746	93%	2,632
Hadera	97%	62	92%	61

	For the Three Months Ended September 30
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	93%	858	99%	887
Hadera	99%	20	84%	16

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Revenues from sale of energy generated to
private customers (1)	672,003	627,044	224,605	223,707
Revenues from sale of energy purchased to
private customers (2)	46,998	62,309	24,723	19,934
Revenues from private customers in respect of
infrastructures services (3)	222,876	258,526	75,791	90,856
Revenues from sale of energy to the System
Administrator (4)	8,095	8,611	2,756	1,268
Revenues from sale of steam (5)	42,705	39,545	14,001	11,962
Total revenues	992,677	996,035	341,876	347,727

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2018, as published by the Electricity Authority, is NIS 0.2816 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2017, the weighted‑average of the generation component tariff was NIS 0.264 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the nine‑month periods ended September 30, 2018 and 2017:

(1)
During the period, there was an increase of about NIS 45 million in the revenues from sale of energy generated to private customers, deriving mainly from: (a) an increase in the energy generated and sold to private customers, in the amount of about NIS 15 million, due to higher availability in 2018 (as a result of a higher number of planned maintenance days in 2017 compared with 2018 at the Rotem power plant); and (b) an increase in the generation component tariff, in the amount of about NIS 34 million. On the other hand, the results in the first nine months of 2017 included non‑recurring income from a settlement relating to prior periods with private customers, in the amount of about NIS 5 million.

(2)
Most of the decrease in the total revenues from sale of energy purchased from IEC for private customers, in the amount of about NIS 15 million, stems from higher availability in 2018, mainly as a result of a higher number of planned maintenance days in 2017 compared with 2018 at the Rotem power plant.

(3)
Most of the decrease in the revenues from private customers for infrastructure services stems from a decline in the infrastructure tariffs in 2018, in the amount of about NIS 29 million. In addition, revenues from private customers for infrastructure services in the first nine months of 2017 included revenues from a settlement relating to prior periods, in the amount of about NIS 4 million. Furthermore, as a result of a change in the customer mix (voltage level), there was a decrease in the total revenues from private customers for infrastructure services, in the amount of about NIS 3 million.

(4)
Most of the decrease in the revenues from sale of energy to the System Administrator in the first nine months of 2018, in the amount of about NIS 0.5 million, compared with the corresponding period last year, is a result of the higher consumption by private customers.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the nine‑month periods ended September 30, 2018 and 2017: (Cont.)

(5)
The increase in the revenues from sale of steam, in the amount of about NIS 3 million, stems from: (a) a change in the basis for calculating the estimated price of the steam, in the amount of about NIS 2 million; and (b) higher consumption of steam in 2018, in the amount of about NIS 1 million.

For the three‑month periods ended September 30, 2018 and 2017:

(1)
In the third quarter of 2018, there was an increase of about NIS 1 million in the revenues from sale of energy generated to private customers, deriving mainly from an increase in the generation component tariff, in the amount of about NIS 11 million. On the other hand, there was a decrease in the energy generated and sold to private customers, in the amount of about NIS 5 million, due to lower availability in 2018 (as a result of planned maintenance work that started in September in 2018 at the Rotem power plant), and a different mix of private electricity customers compared with the corresponding quarter last year, in the amount of about NIS 4 million.

(2)
Most of the increase in the total revenues from sale of energy purchased from IEC to private customers, in the amount of about NIS 5 million, stems from lower availability in 2018, mainly as a result of planned maintenance work that started in September 2018 at the Rotem power plant.

(3)
Most of the decrease in the revenues from private customers for infrastructure services stems from a decline in the infrastructure tariffs in 2018, in the amount of about NIS 11 million. In addition, in the third quarter of 2018 there was a decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 4 million, as a result of a different mix of private electricity customers in the third quarter of 2018.

(4)
Most of the increase in the revenues from sale of energy to the System Administrator in the third quarter of 2018, in the amount of about NIS 2 million, compared with the corresponding quarter last year, is a result of the lower consumption by private customers.

(5)
The increase in the revenues from sale of steam, in the amount of about NIS 2 million, stems from: (a) a change in the basis for calculating the estimated price of the steam, in the amount of about NIS 1 million; and (b) higher consumption of steam in the third quarter of 2018, in the amount of about NIS 1 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Gas and diesel oil (1)	343,992	346,292	105,744	115,656
Expenses to IEC for infrastructure services and
purchase of electricity (2)	268,683	320,835	99,323	110,790
Gas transmission costs	20,543	19,733	6,827	6,418
Operating expenses (3)	36,117	39,269	11,188	14,082
Total cost of sales (less depreciation and
amortization)	669,335	726,129	223,082	246,946

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2018	2017	2018	2017

Gas consumption (MMBTU)	20,464,779	19,369,002	6,523,658	6,227,040
Average gas price (in dollars)	4.705	4.700	4.702	4.700

For the nine‑month periods ended September 30, 2018 and 2017:

(1)
Most of the decrease in the gas and diesel oil costs is a result of a decrease in the diesel oil consumption costs, in the amount of about NIS 17 million, due to: (a) a reimbursement from Israel Electric Company for costs of diesel oil in prior years, in the amount of about NIS 8 million; and (b) a decrease in the consumption of diesel oil in 2018 compared with the corresponding period last year, in the amount of about NIS 9 million, as a result of increased production of diesel oil at Rotem’s power plant in September 2017 due to a technical failure found as part of the maintenance of the gas production raft in the Tamar reservoir. In addition, there was an upward revaluation of the exchange rate of the shekel against the dollar, in the amount of about NIS 7 million. The said decrease was partly offset, in the amount of about NIS 21 million, as a result of higher consumption of gas stemming from higher availability of Rotem’s power plant and no gas shortages in the first nine months of 2018, compared with the corresponding period last year.

(2)
In the period of the report, there was a decrease of about NIS 52, million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from: (a) higher generation stemming from higher availability (mainly due to a higher number of planned maintenance days in 2017 at the Rotem power station), in the amount of about NIS 15 million; (b) a decrease in the tariffs for infrastructure services in 2018, which contributed to a decrease in the amount of about NIS 29 million; (c) expenses for infrastructure services following a settlement relating to prior periods made by the Company with its private customers in 2017, in the amount of about NIS 4 million; and (d) change in the mix of the customers (voltage level), in the amount of about NIS 3 million.

(3)	Most of the decrease stems from a reimbursement in connection with an insurance premium with respect to prior years, in the amount of about NIS 3 million, in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the three‑month periods ended September 30, 2018 and 2017:

(1)
Most of the decrease in the gas and diesel oil costs is a result of a decrease in the diesel oil consumption costs, in the amount of about NIS 17 million, due to: (a) a reimbursement from Israel Electric Company for costs of diesel oil in prior years, in the amount of about NIS 8 million; and (b) a decrease in the consumption of diesel oil in the third quarter of 2018 compared with the corresponding quarter last year, in the amount of about NIS 9 million, as a result of increased production of diesel oil at Rotem’s power plant in September 2017 due to a technical failure found as part of the maintenance of the gas production raft in the Tamar reservoir. The said decrease was partly offset by (a) no shortages of gas in the third quarter of 2018 compared with the corresponding quarter last year, coming to about NIS 4 million and (b) a devaluation of the exchange rate of the shekel against the dollar, in the amount of about NIS 2 million.

(2)
In the third quarter of 2018, there was a decrease of about NIS 11, million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from a decrease in the tariffs for infrastructure services and lower consumption of private customers in 2018, which contributed to a decrease in the amount of about NIS 16 million. On the other hand, due to lower availability as a result of planned maintenance at Rotem’s power plant that started in September 2018, there was an increase of the total purchases of electricity, in the amount of about NIS 5 million.

(3)	Most of the decrease stems from a reimbursement in connection with an insurance premium in respect of prior years, in the amount of about NIS 3 million, in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Nine Months Ended
Category	9/30/2018	9/30/2017	Analysis

Cash flows provided by operating activities	307,259	254,040
Most of the increase stems from an increase in the working capital, in the amount of about NIS 57 million (mainly as a result of the high balance of trade receivables, as at September 30, 2017). On the other hand, there was a decrease in the current operating activities, in the amount of about NIS 4 million.

For further information – see the Company’s condensed consolidated interim statements of cash flows for the nine months ended September 30, 2018.

Cash flows used in investing activities	(264,804)	(322,208)
Most of the decrease in the cash flows used in investing activities derives from a deposit in a trust account as part of the arbitration with Tamar, in the amount of about NIS 79 million, in 2017, higher investments in Rotem, in the amount of about NIS 29 million, and in Hadera, in the amount of about NIS 41 million, in 2017, deposits in restricted cash and debt‑service funds, in 2017, in the amount of about NIS 23 million, and payments in respect of derivatives in 2017, in the amount of about NIS 5 million. In addition, in 2018 a withdrawal was made from restricted cash and debt‑service funds in 2018, in the amount of about NIS 8 million.

This decrease was offset by deposits in short‑term deposits in 2018, in the amount of about NIS 100 million, withdrawals from short‑term deposits in 2017, in the amount of about NIS 16 million, and acquisition of and investments in Zomet in 2018, in the amount of about NIS 14 million.

Cash flows provided by (used in) financing activities	(83,209)	618,306
Most of the increase in the cash flows used in financing activities stems from the proceeds from issuance of shares, in the amount of about NIS 365 million, in 2017, the proceeds from issuance of the debentures (Series A), in the amount of about NIS 316 million, in 2017, lower withdrawals from the financing agreement framework in the Hadera project: about NIS 415 million in 2017 versus about NIS 102 million in 2018. In addition, in 2018, a dividend was paid to the holders of the non‑controlling interests, in the amount of NIS 29 million.

On the other hand, the above‑mentioned decrease was offset by debt payments, including, repayment of the interim loans, current debt payments, an early repayment fee and settlement of balances of I.C. Power Asia Development, in the net aggregate amount of about NIS 478 million in 2017, compared with a total of about NIS 156 million in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	9/30/2018	9/30/2017	Analysis

Cash flows provided by operating activities	74,547	63,626
Most of the increase stems from an increase in the working capital, in the amount of about NIS 42 million (mainly as a result of the high balance of trade receivables, as at September 30, 2017). On the other hand, there was a decrease in the current operating activities, in the amount of about NIS 31 million.

For further information – see the Company’s condensed consolidated interim statements of cash flows for the three months ended September 30, 2018.

Cash flows used in investing activities	(126,341)	(94,006)
Most of the increase in the cash flows used in investing activities derives from deposits in short‑term deposits in 2018, in the amount of about NIS 100 million.

This increase was partly offset by higher investments in 2017 in Hadera and in Rotem, in the amounts of about NIS 38 million and about NIS 18 million, respectively, and by withdrawals from restricted deposits relating to guarantees and debt service reserves in 2018, in the amount of about NIS 12 million.

Cash flows provided by financing activities	34,207	253,238
Most of the decrease in the cash flows provided by financing activities stems from the proceeds from issuance of shares in 2017, in the amount of about NIS 365 million. In addition, in the third quarter of 2018, a dividend was paid to the holders of the non‑controlling interests, in the amount of NIS 8 million.

On the other hand, the above‑mentioned decrease was offset by withdrawals from the financing agreement framework in the Hadera project in the third quarter of 2018, in the amount of about NIS 80 million in 2017, debt payments, including, repayment of the interim loans, current debt payments, an early repayment fee and settlement of balances of I.C. Power Asia Development in 2017, in the net aggregate amount of about NIS 112 million, compared with a total of about NIS 38 million in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at September 30, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (not including accrued
interest	1,282,117	620,677	304,927	–	1,138	2,208,859
Cash and cash equivalents
and short-term deposits	140,906	97,707	327,728	267	1,100	567,708
Restricted cash (including
debt service reserves)	174,198	5,671	81,665	5	–	261,539

Debt service reserves (out
of the restricted cash)	94,984	–	42,667	–	–	137,651

–	During the period of the report, Rotem repaid about NIS 60 million (relating to principal only) of its loans.

–	During the period of the report, the Company paid the amount of about NIS 11 million (relating to principal only) of the debentures (Series A).

–	During the period of the report, Hadera withdrew NIS 102 million under its senior framework agreement.

–	During the period of the report, Zomet paid about NIS 17 million of its liabilities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2017 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Others	Consolidated

Debt (not including accrued interest)	1,327,576	500,177	315,918	1,803	2,145,474
Cash and cash equivalents	130,373	103,111	273,033	1,664	508,181
Restricted deposits and cash
(including debt service reserves)	167,430	5,459	92,427	–	265,316

Debt service reserves (out of the
restricted cash)	91,759	–	17,710	–	109,469

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at September 30, 2017 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Others	Consolidated

Debt (not including accrued interest)	1,346,391	417,546	315,874	1,778	2,081,589
Cash and cash equivalents	95,812	144,620	388,643	1,658	630,733
Restricted deposits and cash
(including debt service reserves)	149,931	5,536	17,710	–	173,177

Debt service reserves (out of the
restricted cash)	72,993	–	17,710	–	90,703

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 5–6 to the consolidated interim financial statements as at September 30, 2018.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Liability Certificates

On June 21, 2018, the General Meeting of the holders of the Company’s debentures (Series A) approved an amendment to the trust certificate of the debentures (Series A) (hereinafter – “the Amendment”), in connection with the definition of the term “the Company’s cash flows”, such that the reference to the cash flows used in investing activities was deleted. In addition, pursuant to the Amendment, as stated, the Company provided a debt service fund equal to 18 months’ payments of principal and interest and committed to comply with financial covenants and restrictions on distributions, such that the “historical debt coverage ratio” will not fall below 1.2 and for purposes of a distribution, as defined in the trust certificate, the “historical debt coverage ratio” will not be lower than 1.4. For additional details – see the Company’s Immediate Reports dated June 14, 2018 and June 25, 2018 (Reference Nos.: 2018‑01‑056182, 2018‑01‑056206, 2018‑01‑058066 and 2018‑01‑060691), which are presented herein by means of reference. As at the date of the report, the Company is in compliance with all the financial covenants in accordance with the trust certificate of the debentures (Series A).

12.	Corporate Governance

12.1	Charitable Contributions

12.1.1	In January 2018, the Group contributed NIS 250 thousand to the Society for Advancement of the Dimona Sports Club.

12.1.2	In July 2018, the Group contributed NIS 1 million to the “Matan Society”.

12.1.3	In July 2018, the Group contributed NIS 250 thousand to the Nirim Society.

12.1.4	In July 2018, the Group contributed NIS 50 thousand to the Ratzim Bishvil Latait (Running in order to Give) Society.

12.2	Internal Auditor

Commencing from March 31, 2018, Mr. Oded Berkovich, the Company’s Internal Auditor, ceased to be an employee of the Company. Mr. Berkovich continues to serve as the Company’s Internal Auditor, not as an employee.

Yoav Doppelt	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 13, 2018